UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock - $.01 Par Value

902673102

(CUSIP Number)

 December 31, 2019

Date of Event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102	Page 2 of 5 pages

SCHEDULE 13G

Amendment No. 19

1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

R. Jeffrey Bailly

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization	U.S.A.

Number of Shares

Beneficially Owned

By Each Reporting

Person With

5)	Sole Voting Power	410,589

6)	Shared Voting Power	0

7)	Sole Dispositive Power	410,589

8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

410,589

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

__

11)	Percent of Class Represented by Amount in Row (9)

5.5%

12)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 902673102	Page 3 of 5 pages

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Amendment No. 19

Item 1 (a)	Name of Issuer: UFP Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices:

100 Hale Street

Newburyport, Massachusetts 01950

Item 2 (a)	Name of Person Filing: R. Jeffrey Bailly

(b)	Address of Principal Business Office or, if none, Residence:

100 Hale Street

Newburyport, Massachusetts 01950

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP NUMBER: 902673102

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition if an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 902673102	Page 4 of 5 pages

Item 4 (a)	Amount Beneficially Owned:

(b)	Percent of Class: 5.5%

(c)	Number of Shares as to which such person has:

(i)	sole power to direct the vote	410,589

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	410,589

(iv)	shared power to dispose or to direct the disposition of	0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

Not Applicable

CUSIP No. 902673102	Page 5 of 5 pages

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 13, 2020
Date

/s/ R. Jeffrey Bailly
Signature

R. Jeffrey Bailly
Name/Title